SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35050; File No. 812-15458

John Hancock GA Mortgage Trust, et al.

November 16, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to amend a previous order granted by the Commission that permits certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: John Hancock GA Mortgage Trust, John Hancock GA Senior Loan Trust, Manulife Investment Management Private Markets (US) LLC, John Hancock Life Insurance Company (U.S.A.), John Hancock Life & Health Insurance Company, John Hancock Life Insurance Company of New York, John Hancock Funding Company, LLC, Manulife SDF SPV – OH, LLC, MDLF Holdings Onshore LLC, Manulife Direct Lending Fund (Unlevered) L.P., and Manulife Direct Lending Fund, L.P.

Filing Dates: The application was filed on April 25, 2023, and amended on May 10, 2023, August 16, 2023, and October 4, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.   Hearing requests should be received by the Commission by 5:30 p.m. on, December 11, 2023, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: E. David Pemstein, John Hancock GA Mortgage Trust, John Hancock GA Senior Loan Trust, c/o John Hancock Life Insurance Company (U.S.A.), at DPemstein@jhancock.com; and George J. Zornada, Esq., K&L Gates LLP, at George.Zornada@klgates.com.

FOR FURTHER INFORMATION CONTACT: Kieran G. Brown, Senior Counsel, or Terri Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' third amended and restated application, dated October 4,

2023, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.